Filed by Magellan Midstream Partners, L.P. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Partners, L.P.

Commission File No. 001-16335

Date: May 23, 2023

On May 23, 2023, Aaron L. Milford, President and Chief Executive Officer of Magellan Midstream Partners, L.P. (“Magellan”), participated in a fireside chat and question and answer session at the 20th Annual Energy Infrastructure CEO & Investor Conference. Below is a transcript of the fireside chat and question and answer session.

This transcript has been edited by Magellan. It is generally consistent with the original fireside chat and question and answer session transcript. For a replay of the fireside chat and question and answer session, please view the webcast presentation posted on www.magellanlp.com under the headings “Investors,” “Webcasts & Presentations”.

Company Name: Magellan Midstream Partners, L.P. (MMP)

Event: 20th Annual Energy Infrastructure CEO & Investor Conference

Date: May 23, 2023

<<Selman Akyol, Analyst, Stifel>>

So good morning, and thank you for taking the time to join us. I’m Selman Akyol with Stifel. And in case you missed it last week, Magellan agreed to be acquired by ONEOK in cash and stock for $67.50 at the time of the announcement. Today, we’re very fortunate to have Aaron Milford, President and CEO of Magellan with us. And I may be the last person to have the opportunity to host a fireside chat. So guys, thank you very much for that privilege. And I’m sure there’s going to be things you can’t talk about. But what you can and I appreciate you being here and doing this. Let me just start with sort of with a general question. What’s the feedback you’ve been receiving?

<<Aaron L. Milford, President and Chief Executive Officer>>

Well, I think “surprised” is the word that I would use to sort of be the theme of the entire announcement. And to us that’s surprising in and of itself in some respects, but surprise, I think, is the word of the day. It caught everyone off guard. We’ll take some credit for that being a really good confidentiality process on our part. But – so surprise, I think, is the summary. For us, as we think about it, we’ve talked for some time about the idea of being able to diversify if we could find the right opportunity to do that. We talked about NGLs. We talked about natural gas. And it’s not because we don’t see strength in our current refined products or crude oil business. We just think that longer term, having a more diversified portfolio creates more opportunities for us to deploy capital and create value for unitholders.

So for us, the idea of extending into NGLs and natural gas is not that unusual or sort of unexpected from our perspective. So the feedback we’ve been getting is that everyone’s surprised. It’s taking a minute for people to sort of think about what does the pro forma company really look like, what’s its value proposition. And then the questions we’re getting, you guys are reading all the headlines about taxes from an MMP unitholder perspective. And the second thing that you’re hearing is questions about what really is the strategic rationale when you look at the pro forma. So on the tax side, it’s – I think it’s important to understand that we think we got fair value for our company, and we think the pro forma provides upside for our unitholders from there.

Now as part of that, it’s going to trigger taxes. But it’s not creating taxes. This is a liability that our unitholders have depending on how long they’ve held our units to determine how big that tax liability might be, but the liability exists. What’s happening with the transaction is it’s going to essentially accelerate or trigger that liability that really already exists with our unitholders. So we’ve got to do some education. We’re doing that. We’re getting a lot of calls about taxes. We’re explaining that to our unitholders. And it’s important that I highlight that when we made the decision that we thought this was the best interest for our unitholders to do, we took the after-tax consideration into account. We did a lot of work looking at each trade group, folks that have owned us a long time, folks that haven’t owned us maybe quite so long. And does it make sense for them. Does this transaction make sense considering the tax position and became a conclusion that it does. And we think that’s just an even better proposition as you start thinking about the pro forma.

So when you think about the pro forma, again, for us, the idea of diversification and the pro forma having essentially NGLs, natural gas, crude oil, refined products. If you think about that diversified portfolio through time, we see that creating more opportunities. When you think about a long-term position of a pro forma company like this, we like to think about it in terms of risk and opportunities. We think the diversification manages some of the risk. The pro forma company should be less risky, more stable, more resilient than either of our companies by themselves, frankly. And with that diversification, it should also come more opportunity. And so if you put those two together, we think it makes a lot of sense for a pretty strong value proposition for the pro forma company going forward.

So to round it all together, the value we got for Magellan, we think is a fair value. So just looking at the upfront transaction. But when you consider the potential of pro forma, we think it has the potential to be even better. And as you look at it on a risk-adjusted basis, we think we have more ways to win going forward.

<<Selman Akyol, Analyst, Stifel>>

And so as you explain and describe that to people in your conversations, are they coming around and they agree and they’re seeing absolutely your viewpoint?

<<Aaron L. Milford, President and Chief Executive Officer>>

Yes, it’s taking a minute, I’d say, getting past the surprise, getting folks to sit back and consider what the pro forma company can really look like. And I think it’s starting to sink in. I think it’s just taken a moment or two for folks to sort of digest what just happened, so to speak, because it was so surprising.

<<Selman Akyol, Analyst, Stifel>>

Got it. I know you’re going to have a lot more information in your proxy, but I’m just kind of curious, what is your thinking about your timing of getting your proxy out there?

<<Aaron L. Milford, President and Chief Executive Officer>>

We’re still a few weeks away.

<<Selman Akyol, Analyst, Stifel>>

Still a few weeks out. Okay. And you and I were talking a little bit about this before, but in terms of exports, I think more and more people are wanting to get to the water, I’m sure ONEOK was attracted to that. Could you just talk about maybe your different export facilities, which one has the greatest opportunity for expansion? Just sort of what the footprints look like? And what might be the opportunity that you potentially could see there?

<<Aaron L. Milford, President and Chief Executive Officer>>

Sure. So just focusing on our facilities first. We’ve got a joint venture terminal that’s primarily focused on crude oil. We call it Seabrook. And then we have our legacy Galena Park terminal in Houston, which is refined products and does a little bit of crude oil as well. And then we have another joint venture, we call it MVP, its in Pasadena, also in the ship channel that’s primarily all refined products. We also have a terminal in Corpus Christi, but just focusing on Houston for a moment.

If you look at the footprint of the assets themselves, the one with the most space to build new things is our MVP terminal. It’s our joint venture in Pasadena. We bought that land and built that facility several years ago, and we still have a lot of excess land at MVP to add tankage stores, do things as we expand it.

Now that’s not new for us. We’ve been looking for ways to expand it and continue to grow that facility. But from a footprint perspective, that’s the one with the most sort of immediate footprint. It’s available to us. But I also want to caution that I think at the end of the day, when we think about exports, the facilities are important, but it’s really how long we’ve been operating export facilities for refined products and crude oil. We’ve developed some expertise and how to build them, develop them, operate them.

And if you think about taking that expertise and putting that into the pro forma company with some of their objectives on the NGL side, we think it’s a good fit just from a – being able to actually execute on opportunities, whether it’s at existing facilities or whether it’s at new ones.

<<Selman Akyol, Analyst, Stifel>>

Okay. I’ve got one more here, and then we’re going to open up to questions because I’m sure there’s a lot of questions out there on this, and I want to allow time for that. So I think there’s going to be a mic they’re going to pass around. So if you want to get your hands up, that would be great.

So you’re a very focused return company. Everything goes through a DCF. And I’m just curious in whatever broad strokes you can discuss it. Did – is this what you saw that you thought in terms of sort of a present value of what you could create with the assets that you had with sort of your project backlog, does this all kind of come back to you got a value that’s greater than or equal to what you could create on a risk-adjusted basis from what you kind of saw your trajectory?

<<Aaron L. Milford, President and Chief Executive Officer>>

Yeah. I mean I think that’s exactly right. I mean at the end of the day, we’re a very disciplined company, and we look at all opportunities from as many angles as we can. So when we’re evaluating this opportunity, obviously, the first step is to figure out well, if we don’t do this, what other things might we go do? What other things can we accomplish? What is the trajectory? And we have a very solid business. We’re very confident in it.

But as everyone has realized over the last few years, the amount of growth capital and return – high returning, appropriately returning projects for us has declined. There’s no way around it. Hence, we’ve been focused on buybacks and such of late. So that opportunity to invest in projects that we really like on a risk-adjusted basis, there’s still opportunity. We’re still doing things, but it’s nothing like the scale of what it used to be. So you look at that case, then you look at what happens if the world changes, it becomes more optimistic, less optimistic?

And you look at all those trajectories for our business, you look at what other strategic moves could you make? And you look at all that potential and then you compare it to this alternative. And as we did all that math and all that consideration, this was the best alternative for our unitholders in our opinion. And it’s really – again, it’s based on the value upfront, which we think is fair, but it’s also what we think we can do inside the pro forma company, what our unitholders will be able to benefit from in the pro forma company.

<<Selman Akyol, Analyst, Stifel>>

And just sort of reading that you like the growth profile in the pro forma company better for – on a longer term?

<<Aaron L. Milford, President and Chief Executive Officer>>

Yeah, I just think mathematically, when we look at it and you look at the opportunities that exist in NGLs, in natural gas, in refined products and crude oil. When you kind of look at that as a total sort of pie of opportunity and you look at all the different ways you can sort of execute those opportunities, we think the pro forma company will be better positioned to pursue opportunities in all of those.

So that opportunity set is just greater. I mean for us, it’s just there are more avenues for us to find and fund good projects than what we have as a stand-alone basis. And I would argue that when you look at it even from ONEOK’s perspective, if we put the two together, we’re going to find more opportunities than either one of us are going to find by ourselves.

So that’s the thesis. We believe it. The synergy number that’s been thrown out there is 200 million baseline, maybe greater than 400 through time. And I think – I don’t think you have to assume heroics to see that sort of value. So when you look at putting the pro forma together and setting the tax benefit to the step-up to the pro forma going forward, set that aside, I’m not ignoring it. There’s value there. We shouldn’t ignore it. But the commercial opportunities, we think will also be very vast as we get everything pulled together.

Q&A

<Q – Selman Akyol>: Okay. As I said, I wanted to stop there and take questions. Is there a mic that’s going to be going around for people, just one second here. We got a question up here.

<Q>: Thanks. Thanks for that explanation. So I’ve held ONEOK for my clients for a really long time, like almost since inception. So I did the math on it. One of my clients owns roughly $1 million. He’s going to have a $200,000 tax bill, which gives him a 20% haircut right off the bat. If there’s 10% upside in the shares from here, he’s 10% in the hole. Plus now he’s going to have taxable income going forward versus tax deferred. If I wanted to diversify, I can buy my own MLP basket. I can buy ONEOK on my own. So for me, this really doesn’t work. And I don’t – even listening to you like I don’t really understand how it’s better for most of the shareholders.

<A – Aaron L. Milford>: Well, I certainly understand your perspective. I think you have to think of the pro forma. And on the MMP side, you’re saying the taxes are on the MMP side. So on the MMP side, what was super interesting is that tax liability exists.

<Q>: No, I get that. And that’s why I plan to hold it until I die.

<A – Aaron L. Milford>: Right. So that’s the one outcome that we can’t control for. And that is, at the end of the day, if you own a partnership and you pass away and pass it on to an heir, there’s an ability to step that up. So whatever you’ve deferred, whatever tax liability you would otherwise incur essentially is erased, and you re-step up to fair value and then your heirs get to benefit from that. That’s the one scenario that we can’t plan for for our own unitholders.

So if you look at how our units have actually traded, 60% of our units approximately have been held for five years or less. So – and then we have about less than 25% of our units that have been held for 10 years or longer. So when you look at that unitholder base across all the trade groups, now we can’t make actuarial assumptions about when people are going to pass away. But if you just look at how they’ve traded and the behavior of our unitholders, most of our unitholders aren’t holding it until they pass away.

So as we think about that, it’s how we then make decisions to maximize value for all of our unitholders. We considered everyone’s perspective. But we have to make it for the unitholder base as a whole, and I don’t know how to control for when people might pass away. So I understand that – I understand what you’re saying, if that was the intent of your clients to hold it until they pass, we are essentially removing that option for them. But absent that option, we think this makes a lot of sense even on an after-tax basis for the vast majority of our unitholders, if not all of them, when you look at the value proposition.

And I think your point about, well, I’m an investor and my clients can buy ONEOK and they can buy Magellan. So why are you diversifying for me? Why don’t you just let me do that? And I think the logic there is we think the synergies, the tax synergy to one, the commercial synergies are another, where we can’t achieve those unilaterally. There’s going to be value that comes out of the combination that is greater than what an individual unitholder could realize just diversifying for themselves. It’s on the cost side, it’s on the management side, it’s on the commercial side. So that’s the logic.

I agree with your logic in the sense that if we don’t have that, we don’t see that, we don’t believe that the pro forma company can create more value than either one of us by ourselves, there’s a lot of logic to the argument that you make what the investors do it. We think there’s going to be more value that comes out of it that should benefit all investors.

<Q – Selman Akyol>: Anyone else out there with a question? All right. Well, if you have something, just raise your hand, we’ll get to you. Otherwise, you get to listen to my questions. So you mentioned a little bit earlier in terms of Corpus and Houston. Maybe you could just talk about those as sort of two destinations for exports and how you see that evolving over time?

<A – Aaron L. Milford>: Sure. So speaking specifically about crude oil. There’s a split between Corpus and Houston. I think as we sit here today, we could all agree that Corpus is getting the lion’s share of the marginal barrels coming out for export. It’s closer to the basin. It’s cheaper for producers to get there – at least today it is. And the facilities in many respects, they can light load VLCCs, there’s some efficiencies in the system to Corpus that make it a really advantageous place to export.

So what’s happening is you’re starting to see the infrastructure in Corpus start filling up. But that’s what it is. It’s an export play. There’s not really a refining base in Corpus that’s very large: 700,000, 800,000 barrels a day of refining capacity. So it’s primarily a play to come out of the Permian and load on to a vessel and go to international markets. That’s what Corpus is best at.

So now fast forward and let’s look at Houston from a fundamental perspective. You’ve got a much larger refining base. You can also export from Houston, but it’s not as efficient as exporting from Corpus as it is today. And then we don’t really have a VLCC, even really a light-loaded VLCC option in the Houston area. That is likely to change through time. But there’s not really a light-loaded – even light-loaded VLCC option in Houston.

So Houston is at a bit of an export disadvantage to Corpus. But as we think long-term, we think Houston will continue to be the more attractive market when you think about the optionality for what shippers can do with barrels once they get to a destination. It’s not just exporting it. If you get to Corpus, that’s all you’re going to do with it is export it. But as the market evolves, Houston’s capabilities catch up to Corpus, which they will through time, we believe, that optionality of Houston should make it still a premium market and that dynamic should start to change when we think Houston will start pulling more barrels to Houston, especially as Corpus continues to fill up from a utilization standpoint. So we think there’s going to be more flows through time through Houston for export and all the other destinations that you can get to refining or otherwise.

<Q – Selman Akyol>: Okay. And if I can just pursue that just for a minute. Does Houston then get – almost by definition if Corpus fills, then Houston would get the remaining barrels. I get that. But if Houston gets to a point where they can do VLCCs either light or the offshore port that’s being discussed out there, does that draw barrels away from Corpus to the point where then Corpus is not full?

<A – Aaron L. Milford>: There’s certainly that potential there. I mean, the environment we’re in right now is from just an export capability, Corpus has an advantage. As the capabilities of Houston improve, you’re going to create more of that competition, where you’re going to see the actual export capabilities, maybe not be equal, but they’re going to equalize to some extent. And how that plays out, we’ll all have to watch and see. But at the end of the day, we still believe that Houston will be a premium market for the crude oil. And as it develops further capabilities to compete just on a heads-up basis for exports, that dynamic is going to change.

<Q – Selman Akyol>: Got it. So maybe just talk a little bit and just this is more operational. But can you just talk about blending margins. They were strong for the first quarter. How are you viewing the back half of the year and early – any early comments as you look into 2024?

<A – Aaron L. Milford>: Yes. So focusing on this year, just to recap, you may recall 20, the first quarter this year was a really strong blending quarter for us. And what I think some people may or may not realize is that we only – we not only had good margins, they were around $0.75 in the first quarter. We also had really strong volumes, so it’s one thing when you have – when your margin’s going, it’s great, but we’re also getting better at moving more volume. So we had a sort of a double benefit in the first quarter. It was both a volume and a margin sort of outperformance.

As you look into the fall, we’re not foreseeing the same margin that we saw in the first quarter for the rest of the year. That’s not what we’re expecting, that’s not what our guide, what’s in our guidance. It’s still going to be a little over $0.50 in the fall. Most of that is hedged, I think we’re around 60% hedged in the fall already, still early for spring 2024. But if you look at the year, we’re expecting average margins around $0.65 per gallon for the whole year. So $0.75, a little over $0.55, kind of weighted average, that’s $0.65 for the year. And that’s about $0.20 higher than the five year average has been. It’s been around $0.45 over the last five years. So, we’re seeing good margins, but just as, makes me just as happy to really see the volumes because that’s something we can control and we’re just getting better at capturing opportunities.

<Q – Selman Akyol>: And, I would think that’d be one of the opportunities with this combination for you guys to work together well there, in terms of you take one –

<A – Aaron L. Milford>: It’s certainly interesting, there are, while they’re very different businesses, NGLs and refined from the markets are different, what customers need and expect are different, there are places where those value chains intersect. And butane blending is one of those places where our value chain intersects. We buy butane, do all the logistics to get it to where we need it, we blend it, and it benefits us. So when you think about the whole value chain and the pro forma company where it participates, there’s going to be a lot of opportunity for us to sort of get optimization out of that whole value chain where it’ll benefit both companies.

<Q – Selman Akyol>: So certainly part of that $200 million that you were seeing in synergies.

<A – Aaron L. Milford>: I would expect blending to be a part of that. Absolutely, absolutely.

<Q>: Just, excuse me for one moment, I just want to let of people know if they don’t want to do live my questions, you may also submit your questions to slido.com and use that code there and you’ll be able to see it on the confidence monitor. So I just wanted to, you want to be anonymous, feel free to put your questions in that way as well.

<A – Aaron L. Milford>: Thank you.

<Q>: Sorry to interrupt.

<A – Aaron L. Milford>: No problem.

<Q – Selman Akyol>: Okay, well no questions coming up yet there either. So let me just ask you, in terms of EV adoption and how you’re viewing it, are there any changes? You’ve certainly got large funding for charging stations coming out of Washington. Is any of that sort changing your outlook rate of adoption? Does that move the curve at all for anything that you’re seeing?

<A – Aaron L. Milford>: The short answer is, no. And it’s one of the questions we’ve received related to the proposed transaction with ONEOK is, your willingness to consider this transaction, is it some sort of – is it a vote that you’re less confident in your own business? And the reality is, no, we’re just as confident in our core business as we have been. We think we’re going to have a really healthy, stable, maybe not growing as fast as it did the previous 10 or so years, but a really good business for a really long time.

And that assumption is based on what I think is a pragmatic or realistic view of EV, it’s not like we’re assuming EV adoption’s never going to happen or is going to happen super slow so to speak, or that we’ll just have our head in the sand, so to speak. We think we have a pretty good idea on what the range of outcomes for what EV adoption’s going to be, and that’s in our base case. And what I would say is, what we’re seeing right now is within our base case, we’re not seeing anything that is sort of a surprise or different. If you remember a couple of years ago we talked about how we view energy transition. We tried to hit head on, and we put a triangle up there. If you haven’t seen it, I think you could still see it in our analyst deck. But we talked about there’s three pieces that have to come together. It’s policy, so the IRA, EPA standards, all the things that’re sort of driving EVs, that’s one. Capability is what can we actually build, what’s the quality that we can actually build in terms of batteries, cars, that sort of thing. The other one’s the consumer, the market. And where those three meet. And I don’t think we still have a really clear answer. We’ve got a really clear answer on the policy side of what they want to see happen. But you still have to meet capability. What can you actually do? And we can talk about that for a long time if we really want to from our perspective.

But it’s not exactly clear if the capability matches the policy expectation. And then I think it’s even less clear about what consumers are really going to do. And if you look at our geographic market area regardless of what your opinion on EVs may be. In the central part of the United States, EVs, the utility of an EV just doesn’t fit the lifestyle of the consumers in that geography. People drive long distances, people who want pickup trucks, they pull trailers, boats. They’re outside. They’re doing all these things where they really depend on their vehicle. And from what we can tell, what we’ve seen, the EVs they just don’t match that utility. They don’t do what a lot of the customers in our market area want them to do.

So one little fact I think as of 2022, 3% of new car sales in our geography were EVs. Three. On the coasts, it’s 10, 12, depending on where you’re at, but it was three. And if you look at the total fleet of vehicles that are on the road in our geographic area, less than 1% were EVs. So whatever is going to happen with EV adoption, it’s going to happen a lot faster in other geographies. And it’s going to have to be a lot of advances in the actual utility of the cars, the vehicles themselves before they were really a replacement alternative for what the consumers in our market area need essentially.

<<Selman Akyol, Analyst, Stifel>>

Got it. I guess one little follow-up question on that, and this is more of my own personal interest. But – and I know when you did the announcement, there was also some mention of hydrogen. Do you – in your crystal ball when you look forward five years, and I know it’s a long way out, do you see hydrogen being a transportation fuel?

<<Aaron L. Milford, President and Chief Executive Officer>>

Look, hydrogen was called out. I think in my mind, it’s just one example of what could be, if that makes any sense. Today, we’re already moving renewable diesel in certain places. We’re already talking about sustainable aviation fuel. We’ve spent time looking at carbon sequestration. We haven’t done anything with it. Hydrogen, we’ve studied hydrogen to a degree. And for us, hydrogen is further down the road.

I mean there’s – how do you convert physical transportation, liquid transportation infrastructure to a hydrogen infrastructure at scale, how do you do it? And it seems pretty challenging. That’s not to say that it can’t happen, but it looks pretty challenging. So as we think about all the things that can be I think it’s important to remain disciplined. And I think that’s the key. There’s clearly discipline that still is applied to these what may be type of opportunities. But for me, personally, hydrogen is down the road.

<<Selman Akyol, Analyst, Stifel>>

Understood. And I thought it was odd that you guys mentioned it in the announcement, but you did. And so that’s what was really sort of driving that out there. Can you talk maybe just a little bit about what you’re seeing latest on inflation? Have we peaked and rolled over? Is it starting to become less? Is it just stagnating and staying at the same levels? How is that impacting you guys?

<<Aaron L. Milford, President and Chief Executive Officer>>

Well, what we’re seeing is probably very similar to what you all are seeing in the sense that the headline numbers are still running a little higher than what most people would like or want, they’ve come off of the highs for sure. Inside of our own business, this year, our guidance included an assumption that we expected our expenses, total expenses, to go up around 2% year-over-year, which is way less than the inflation that we’re seeing. Part of that is just our own optimization efforts; it’s just making sure we’re being as efficient as we can be. So for us, inflation is occurring, for us as a company inflation is not a terrible thing as long as we can manage the cost side, it really benefits us on the revenue side, and we’re seeing that this year.

<Q – Selman Akyol>: So July should be –

<A – Aaron L. Milford>: Yeah in July with what we’re going to see. So inflation is an interesting thing. If we manage it in our own cost structure, which is what we’ve shown a history of being able to do. And then when you look at the revenue side, it provides, I think, net-net, more of an opportunity for us than it does a particular risk.

<Q – Selman Akyol>: Got it. And then, okay. So then, I guess, longer term, can you just talk about the Permian re-contracting rates, what you’re seeing out there, how competitive things are?

<A – Aaron L. Milford>: Well, things are still really competitive in the crude oil space out of the Permian. Anyone watching the differentials between basically Midland and Permian and Houston, you’ll see they’re still really low. And so on the re-contracting side what we’re expecting is production is going to continue to grow out of the Permian. You can debate rates or sort of a range of let’s just use 0.5 million barrels a day for this example. So the Permian will continue to grow as it continues to grow, the excess capacity – pipeline capacity out of the Permian should decrease, which should drive the differential up, which should allow us the potential to have better rates essentially in the future than what you could get right now in the Permian.

We have seen some interest of producers wanting to go ahead and sign up some longer-term capacity, which we’ve taken advantage of at rates that are higher than the differential with the anticipation that things are going to get tighter. I wouldn’t say that people are just falling out of trees wanting to do that, but there are certain producers motivated to do it. So as we look forward to re-contracting, we think the differential environment is going to improve; we still have several years on average left on really all of our crude pipes. So we’re getting out several years from now before we get into a heavy re-contracting period of time for us, and we like the fact that that event is still out in time for us a little bit.

In the meantime, we still have commitments, still making the cash flow, and we see opportunities every once in a while where folks want to sign up some more term at rates that we think are fair. So that’s going to be the nature of it here until we see the capacity actually starting to tighten up.

<Q – Selman Akyol>: Got it. Okay. Anyone else out there with a question? Oh, here we go, Ben.

<Q>: I’m here with one.

<Q – Selman Akyol>: No, we got a mic.

<Q>: There’s been some consolidation among the customer base in the Permian. And I’m interested to know how you see that impact. When we get tight, I would imagine you’re going to see a more moderated peak in pricing?

<A – Aaron L. Milford>: Yes. You may. The consolidation is certainly interesting in the Permian. For us, we’ve got really good customers, really high quality customers that have long-dated drilling programs that come out of the Permian. So for us specifically, I don’t see consolidation really changing sort of how our business operates. Now as you start thinking about consolidation of people high-grading inventories and sort of the growth, if you have private, which has been growing very rapidly, being consumed by the majors, which clearly have not been investing as much capital, much more of a disciplined approach. You put those together, what happens to that growth rate of the production look is it – does it stabilize? Or does it sort of become less peaky?

I guess that’s possible, but the reality is, we can make a lot of money in the Permian today at $70 oil and it’s all a matter of how fast they want to make it. So, I don’t know if consolidation is going to change sort of the macro over the longer to intermediate term. It may have some short term impact, one or two years out from now, but I don’t know if it’s going to change the potential of the Permian other than maybe elongate it a little bit, which could push this capacity inflection point that I’m talking about. And move that out in time, but I don’t think it just removes it, is what I would say.

<Q – Selman Akyol>: I think we have time for one more question if anyone’s got one out there.

<Q>: Thank you. Can you speak to repurposing any assets through this transaction, from crew to NGL or anything in that nature?

<A – Aaron L. Milford>: Yeah, so we just signed it we’re still working our way towards closing and then all those decisions will be made after integration, right? There’s a whole process to try and integrate, but as you look at the pipes, we said in the investor decks, 25,000 miles of liquids pipelines in this portfolio. So as we go through time, I guess is we’re going to find opportunities to find more efficient ways to serve the distinct NGL market and distinct refined market. We’ll find ways to optimize that for sure. Takes investment. You don’t just get to wake up. There may be a high investment, but, and there’s things that making sure that if you’re trying to change service and things, how do you connect to the markets that need to be connected to? But there’s opportunity there. It’s just hard to point to a real specific thing that we might get to.

<Q – Selman Akyol>: One more quick one. Thanks.

<Q>: Sorry for a hold back. We talked about capacity coming out of the Permian. What about capacity coming out of the DJ where there’s a lot more excess?

<A – Aaron L. Milford>: Yeah, so the DJ is super interesting. We’re in – we’re actually, our volumes are growing up out of the DJ on our line. And that’s really a function of the quality of the shippers and customers that we have, frankly. They’re still very active in the DJ, so you’re right, there’s a lot of excess capacity, but we’re still continuing to grow the volumes on our pipe. And we think that’s primarily a function of just how we’re positioned and who our customers are more so than the DJ Basin itself. So we’re in a good spot. There again, we’re still several years left on a contract.

<<Selman Akyol, Analyst, Stifel>>

All right, well we’re going to leave it there. But Aaron, thank you very much for the privilege. So thank you.

<<Aaron L. Milford, President and Chief Executive Officer>>

Thank you for the questions.

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